SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

August 18, 2014

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

18 August 2014

Smith & Nephew plc announces that it received notification on 15 August 2014 that a transaction by a person discharging managerial responsibilities ("PDMR") took place, following the partial vesting of shares on 15 August 2014 of the 2013 Conditional Share Award made under the Global Share Plan 2010:

Name of PDMR	Number of Ordinary Shares acquired	Number of Ordinary Shares sold	Total holding of Ordinary Shares following this notification
Rodrigo Bianchi	21,666	0	21,666

Notes:

1.      The award was granted under the GSP 2010 on 15 August 2013. One third of the shares vested on 15 August 2014, one third will vest on 15 August 2015 and the final third will vest on 15 August 2016, subject to continued
          employment.

2. The market value of Ordinary Shares acquired and sold on 15 August 2014 was 1021.15p per Ordinary Share.

3. The Ordinary Shares were released in London, UK.

4. The percentages of issued share capital acquired, disposed and held following notification are all under 0.01% of the total issued share capital of the Company.

This announcement is made in accordance with the requirements of DTR 3.1.4 R (1)(a)

Vickie Grady
Assistant Company Secretary
Smith & Nephew plc

Tel: 020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: August 18, 2014

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary